Mail Stop 6010


October 12, 2005



Via U.S. Mail and Facsimile 408.262.9042

Mr. Gordon Arnold
Chief Financial Officer
Sierra Monitor Corporation
1991 Tarob Court
Milpitas, California 95035

      Re:	Sierra Monitor Corporation
		Form 10-KSB for the Fiscal Year Ended December 31, 2004 Forms 10-QSB for the Fiscal Quarters Ended
March 31, 2005 and June 30, 2005
File No. 0-07441

Dear Mr. Arnold:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-KSB for the Fiscal Year Ended December 31, 2004

Financial Statements, page F-1

Note 1 - Summary of the Company and Significant Accounting
Policies,
page F-6

Revenue Recognition, page F-8


1. Please tell us and revise future filings to disclose how you recognize revenue from each type of product and service you provide to customers, identifying in each instance those events that would indicate that each criterion outlined in SAB Topic 13.A has been met.


2. Tell us and revise future filings to discuss the types of discounts and allowances you offer as well as your terms for returns, refund rights and any other post delivery obligations you have and how they impact the amount and timing of revenue recognized.


3. We note from your website that sales relating to your FieldServers actually include software, hardware, training and technical support.
You make mention that you offer free software in certain instances.
Please tell us then, why you believe that you do not enter into multiple-element arrangements related to the sales of FieldServers.
Specifically, please tell us and revise future filings to address how you allocate total consideration for multi-element transactions and how you determine fair value, particularly when there are undelivered elements such as installation and training.




Note 11 - Segment Reporting, page F-17


4. We noted your discussion of the three main products groups, consisting of gas detection devices, environmental controllers and communications bridges, in the business section and in the management`s discussion and analysis section. We also noted that each group contributed more than 10% of total revenues in each of the years presented. Furthermore, we note you have a fourth product group or "business unit` which you refer to as the OEM Coprocessors, on your website but not mentioned in your filing. Based on this information, please tell us why you believe that you only operate in one operating segment. Also tell us why these product groups or business units do not represent separate operating and reporting segments of your company in accordance with SFAS 131.


Note 7 - Warrants, page F-14


5. Please tell us why you deferred $30,800 of expense relating to the fair value of a warrant granted to a consultant in 2004.


Exhibit 31


6. We note that the certifications filed in Exhibit 31 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31 pursuant to Part III.E of Release
No. 8238. Accordingly, please amend your Form 10-KSB to comply with
Item 601(b)(31) of Regulation S-B.




Forms 10-QSB for the quarters ended March 31, and June 30, 2005

Notes to the Unaudited Interim Condensed Financial Statements, page 5

a) Revenue Recognition, page 5


7. We note that you have expanded your footnote to now include government contracts. Please tell us further the nature of your government contracts and why you believe that accounting for them using the percentage of completion method is appropriate.


Item 3 - Controls and Procedures, page 12


8. We note your disclosure that management has concluded that your disclosure controls and procedures are effective "to ensure that information we are required to disclose in reports that we file or submit under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.




	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Praveen Kartholy, Staff Accountant at
202.551.3778 or me at 202.551.3604 if you have questions regarding these comments and related matters. You may also contact Michele
Gohlke, Branch Chief at 202.551.3327.


      Sincerely,



      Kate Tillan
Assistant Chief Accountant

Gordon Arnold
Sierra Monitor Corporation
October 12, 2005
Page 5